IROKO PHARMACEUTICALS INC.

One Kew Place, 150 Rouse Boulevard

Philadelphia, PA 19112

July 31, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Iroko Pharmaceuticals Inc.

Request to Withdraw

Registration Statement on Form F-1 (Reg No. 333-189428)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Iroko Pharmaceuticals Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form F-1 (Registration No. 333-189428), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement due to the Company’s decision not to proceed with the initial public offering contemplated by the Registration Statement. No securities were sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use pursuant to such Rule.

Very truly yours,

IROKO PHARMACEUTICALS INC.

By:	/s/ Moji Amanda James
Moji Amanda James
Senior Vice President, General Counsel
and Secretary